November 2, 2021

VIA EDGAR

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549

Re: Crown Holdings, Inc.
Form 10-K for the Year Ended December 31, 2020
Form 8-K furnished July 19, 2021
File No. 000-50189

Dear Ms. Clark and Mr. Woody:

Crown Holdings, Inc. (the “Company”) is responding to the comments raised in your letter dated October 21, 2021. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form 8-K furnished July 19, 2021

Exhibit 99, page 1

1.We note that your earnings release discloses “Pro Forma” Adjusted EBITDA, which appears to represent a non-GAAP measure that adds back the results of discontinued operations. Please tell us why you believe this presentation is meaningful to an investor. In addition, please explain to us how you considered the guidance in Question 100.04 in the updated Compliance and Disclosure Interpretations related to the use of individually tailored recognition and measurement methods.

Response:

The Company has historically provided a calculation of its adjusted net leverage ratio in its quarterly earnings release, along with reconciliations of the numerator (net debt) and denominator (adjusted EBITDA) used in calculating the ratio to the relevant GAAP measures. The Company believes its adjusted net leverage ratio provides a meaningful measure of liquidity and a useful basis for assessing the Company’s ability to fund its activities.

During the second quarter of 2021, the Company entered into an agreement to sell its European Tinplate business (the “Business”). Accordingly, the assets and liabilities of the Business were presented as held for sale and the results of operation were reported as discontinued operations beginning with the quarterly period ended June 30, 2021. The Company did not receive the proceeds from the sale of the Business until the completion of the sale transaction in the third quarter.

As of June 30, 2021, had the adjusted net leverage ratio been calculated using amounts as presented in the Company’s financial statements and consistent with previous presentations, net debt used in the numerator would not have reflected the impact of the transaction because the proceeds had not been received, while adjusted EBITDA used in the denominator would have been calculated as if the Business had already been sold. Therefore, to provide a meaningful calculation of the adjusted net leverage ratio as of June 30, 2021, the Company added back the EBITDA associated with the Business so that the numerator and denominator used in the ratio were on a comparable, pre-sale basis. The Company’s pro forma calculation included a footnote stating that the amounts used in the calculation were presented as if the Business was not reported as discontinued operations.

The Company’s earnings release for the third quarter ended September 30, 2021 did not include a similar pro forma calculation as the sale transaction had closed, the sale proceeds had been received, and the amounts used to calculate the numerator and denominator were presented on a consistent basis in the Company’s financial statements.

If you have any questions regarding this letter, please contact Thomas A. Kelly, Sr. Vice President and Chief Financial Officer at 215-698-5341.

Crown Holdings, Inc.

/s/ Thomas A. Kelly
Thomas A. Kelly
Sr. Vice President & Chief Financial Officer